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File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

AES Kelanitissa (Private) Limited
(Name of foreign utility company)

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

        The Commission is requested to mail copies of all correspondence relating to this Notification to:

  Ashley A. Meise
  The AES Corporation
  1001 N. 19th Street
  Suite 2000
  Arlington, Virginia 22209

  Andrew B. Young
  Hugh E. Hilliard
  Dewey Ballantine LLP
  1775 Pennsylvania Avenue, N.W.
  Washington, D.C. 20006

ITEM 1

        Foreign utility status is claimed by AES Kelanitissa (Private) Limited ("AES Kelanitissa"), a private limited liability company organized under the laws of Sri Lanka, with its business address at No. 28, New Kelani Bridge Road, Wellampitiya, Sri Lanka.

        AES Kelanitissa owns and operates a combined cycle, diesel-fired generating facility located in Wellampitiya, Sri Lanka, with a rated electric generating capacity of approximately 168 MW.

        The AES Corporation ("AES") indirectly owns approximately 90% of the voting interests in AES Kelanitissa. The remaining 10% of the voting interests is owned directly or indirectly by Hayleys Limited.

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001). Hayleys Limited, a quoted public limited liability company organized under the laws of Sri Lanka, is a diversified holding company based in Sri Lanka.

ITEM 2

        AES Kelanitissa has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL is wholly owned by IPALCO Enterprises, Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, AES Kelanitissa, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel The AES Corporation 1001 N. 19th Street, Suite 2000 Arlington, Virginia 22209 (703) 292-0817

Dated: June 1, 2004

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ITEM 1
ITEM 2
EXHIBIT A